PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED MARCH 29, 2004)	FILED PURSUANT TO RULE 424(b)(3) REGISTRATION NO. 333-113513

AKAMAI TECHNOLOGIES, INC.

$200,000,000 PRINCIPAL AMOUNT OF 1.0% CONVERTIBLE SENIOR NOTES DUE DECEMBER 15, 2033

12,944,980 SHARES OF COMMON STOCK $0.01 PAR VALUE PER SHARE

     The information in this prospectus supplement concerning the selling securityholders supplements the statements set forth under the caption “Selling Securityholders” in the prospectus. Capitalized items used and not defined herein shall have the meanings given to them in the prospectus. The information set forth under the caption “Selling Securityholders” in the prospectus is supplemented as follows:

SELLING SECURITYHOLDERS

     We originally issued the convertible notes covered by this prospectus on December 12, 2003 and January 7, 2004 to Credit Suisse First Boston LLC, whom we refer to as the initial purchaser of the convertible notes. The initial purchaser of the convertible notes advised us that the convertible notes were resold in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers,” as defined in Rule 144A of the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the convertible notes and/or shares of the common stock issuable upon conversion of the convertible notes pursuant to this prospectus.

     The convertible notes and the shares of common stock issuable upon conversion of the convertible notes are being registered in accordance with the registration rights agreement. Pursuant to the registration rights agreement, we are required to file a registration statement with regard to the convertible notes and the shares of our common stock issuable upon conversion of the convertible notes and to keep the registration statement effective until the earlier of:

          (1) the sale of all the securities registered pursuant to the registration rights agreement, and

          (2) the expiration of the holding period applicable to these securities under Rule 144(k) under the Securities Act or any successor provision.

     The selling securityholders may choose to sell convertible notes and/or the shares of common stock issuable upon conversion of the convertible notes from time to time. See “Plan of Distribution.”

     The following table sets forth:

          (1) the name of each selling securityholder who has provided us with notice as of the date of this prospectus pursuant to the registration rights agreement that they may intend to sell or otherwise dispose of convertible notes and/or shares of common stock issuable upon conversion of the convertible notes pursuant to the registration statement,

          (2) the principal amount of convertible notes and the number of shares of our common stock issuable upon conversion of the convertible notes which they may sell from time to time pursuant to the registration statement, and

          (3) the amount of outstanding convertible notes and share of our common stock beneficially owned by the selling securityholder after completion of the offering (excluding any shares owned or acquired other than upon conversion of the convertible notes).

     To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates, during the three years prior to the date of this prospectus.

     A selling securityholder may offer all or some portion of the convertible notes and shares of the common stock issuable upon conversion of the convertible notes. Accordingly, no estimate can be given as to the amount or percentage of convertible notes or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their convertible notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

     The information contained under the column heading “Shares of Common Stock That may be Sold” represents shares issuable upon conversion of the principal amount of convertible notes listed and assumes conversion of the full amount of the convertible notes at the initial rate of $15.45 per $1,000 in principal amount of the convertible notes. The information in the last row of the table below reflects securities held by the remaining selling securityholders. We are unable to provide the names of these securityholders because certain of these convertible notes are currently evidenced by a global convertible note which has been deposited with DTC and registered in the name of Cede & Co. as DTC’s nominee.

	Principal Amount of		Principal Amount of	Shares of
	Convertible Notes	Shares of	Convertible Notes	Common Stock
	Beneficially Owned	Common Stock	Owned After	Beneficially Owned
	That May Be	That May	Completion of	After Completion
Name	Sold($)	Be Sold	Offering($)	of Offering

Alexandra Global Master Fund Ltd.	5,000,000	323,624	0	0
The Animi Master Fund, Ltd.	27,000,000	1,747,573	0	0
Arbitex Master Fund, L.P.	8,500,000	550,162	0	0
BNP Paribas Equity Strategies, SNC	1,604,000	103,818	0	0
CNH CA Master Account, L.P.	2,000,000	129,449	0	0
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	1,588,000	102,783	0	0
Credit Suisse First Boston LLC	34,500,000	2,233,009	0	0
Geode U.S. Convertible Arbitrage Fund	3,000,000	194,174	0	0
Goldman, Sachs & Co.	5,000,000	323,624	0	0
Grace Brothers, Ltd.	1,500,000	97,087	0	0
Grace Convertible Arbitrage Fund, Ltd.	6,000,000	388,349	0	0
Guggenheim Portfolio Co. XV, LLC	750,000	48,544	0	0
Hourglass Masterfund, Ltd.	1,700,000	110,032	0	0
JMG Capital Partners, L.P.	8,750,000	566,343	0	0
JMG Triton Offshore Fund, Ltd.	11,250,000	728,155	0	0
KBC Convertible Mac28 Fund, Ltd.	2,340,000	151,456	0	0
KBC Convertible Opportunities Fund	15,080,000	976,051	0	0
KBC Financial Products USA Inc.	4,000,000	258,899	0	0
KBC Multi Strategy Arbitrage Fund	7,280,000	471,197	0	0
Lehman Brothers Inc.	1,500,000	97,087	0	0
Lyxor/ Convertible Arbitrage Fund Limited	140,000	9,061	0	0
Melody IAM, Ltd.	1,300,000	84,142	0	0
Piper Jaffray & Co.	2,000,000	129,449	0	0
Radcliffe SPC, Ltd.	9,000,000	582,524	0	0
Ramius Master Fund, LTD	3,000,000	194,175	0	0
RCG Halifax Master Fund, LTD	750,000	48,544	0	0
RCG Latitude Master Fund, LTD	4,500,000	291,262	0	0
RCG Multi Strategy Master Fund, LTD	1,250,000	80,906	0	0
Singlehedge U.S. Convertible Arbitrage Fund	448,000	28,997	0	0
South Dakota Retirement System	2,000,000	109,449	0	0
Sturgeon Limited	220,000	14,239	0	0
UBS AG London F/B/O HFS	4,000,000	258,899	0	0
Whitebox Diversified Convertible Arbitrage Partners LP	2,000,000	129,449	0	0
Xavex Convertible Arbitrage 5 Fund	750,000	48,544	0	0
ZCM Asset Holding, LLC	300,000	19,417	0	0
Any other holder of convertible notes or future transferee, pledgee, donee or successor of any holder(1)	20,000,000	1,294,060	0	0

Total	200,000,000	12,944,983	0	0

(1)	Information about other selling securityholders will be set forth in prospectus supplements or amendments to this prospectus, as applicable. Assumes that any other holders of convertible notes or any future transferees, pledgees, donees or successors of any holder of convertible notes do not beneficially own any shares of our common stock other than the shares of our common stock issuable upon conversion of the convertible notes.

     If, after the date of this prospectus, a securityholder notifies us pursuant to the registration rights agreement of its intent to dispose of convertible notes pursuant to the registration statement, we may supplement this prospectus to include that information.

     The date of this prospectus supplement is January 13, 2005.